Baltic Trading Limited

299 Park Avenue, 20th Floor

New York, NY 10171

March 4, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street

Washington DC 20549-7010

Attention:  Michelle Lacko, Esq.

Re:	Baltic Trading Limited (the “Company”)
Registration Statement on Form S-1 (File No. 333-162456) (the “Registration Statement”)

Dear Ms. Lacko:

The undersigned hereby respectfully requests that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the effective date of the above-referenced Registration Statement be accelerated so that it will become effective on Monday, March 8, 2010 at 3:00 p.m. (E.S.T.), or as soon thereafter as is practicable.

The undersigned, on behalf of the Company, hereby acknowledges that:

•                  should the U.S. Securities & Exchange Commission (the “Commission”) or the Staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Randal Murdock of Kramer Levin Naftalis & Frankel LLP, special counsel to the Company, at (212) 715-9325 upon the Registration Statement becoming effective.

Very truly yours,

BALTIC TRADING LIMITED

By:	/s/ John C. Wobensmith
John C. Wobensmith
President, Chief Financial Officer, Secretary and Treasurer